FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 20, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

Exhibit:

Press Release dated October 20, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date:  October 20, 2004

FOR IMMEDIATE RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS OCTOBER 2004 DISTRIBUTION PAYABLE NOVEMBER 15, 2004

P ET Also Closes NE Alberta Saleski Acquisition a nd Updates Hedging

Calgary, AB - October 20, 2004 - Paramount Energy Trust ("PET" or the "Trust) (TSX - PMT.UN) is pleased to announce that its distribution to be paid on November 15, 2004 in respect of income received by PET for the month of October 2004, for Unitholders of record on October 29, 2004, will be $0.20 per Trust Unit.  The ex-distribution date is October 27, 2004.  This brings cumulative distributions paid in 2004 to $1.78 per Trust Unit and from inception of the Trust to-date to $4.664 per Trust Unit. It is expected that this level of monthly distributions of $0.20 per Unit per month will be sustainable for the remainder of 2004 and the foreseeable future assuming the current forward market for natural gas prices.  The current level of distributions does not yet take into account any future positive financial effects which would be forthcoming as a result of the recently enacted amendments to the Natural Gas Royalty Regulation, 2002 (the "Regulations") with respect to natural gas in the Wabiskaw-McMurray formation in the Athabasca Oil Sands Area of Northeast Alberta should the Minister of Energy choose to issue an order prescribing the additional royalty calculation components.

The amended Regulations provide a mechanism whereby the Alberta Minister of Energy at his own discretion can prescribe additional royalty calculation components that would result in a reduction in the royalty calculated through the Crown royalty system for operators of gas wells with respect to completed wells which have been denied the right to produce by the Alberta Energy and Utilities Board as a result of recent bitumen conservation decisions.

The formula for calculation of the royalty reduction provided in the Regulations is:

0.5 * ((deemed production volume * 0.80) * (Alberta Gas Reference Price - $0.4293/GJ))

According to the formula and based on the approximately 17.2 MMcf/d of PET shut-in production with respect to the gas/bitumen issue and current gas prices, adjustments to PET's Crown royalties otherwise payable could be approximately $1.2 to $1.4 million per month or $0.02 per Trust Unit per month should the amended Regulations be triggered by a Ministerial Order.  It is anticipated that this would be retroactive to the date of shut-in and replace the interim financial assistance of $0.60 per Mcf of foregone production currently in place through the royalty system.  At such time as a Ministerial Order is issued, PET will factor any royalty adjustments into the determination of future monthly distributions to Unitholders.

PET is also pleased to announce that it recently closed a consolidating acquisition of additional interests in the Saleski area of Northeast Alberta.   In addition to bringing more than 2.5 MMcf/d of long reserve life production, this acquisition also allows for operational efficiencies with PET's existing Saleski facilit y which will provide significant savings in unit operating costs in the area.

With the recent strength in natural gas prices the Trust has also recently entered into a number of hedge positions.   Following is a summary of PET's current hedge portfolio:

Type	Volume	Term	Fixed ($/GJ)	Floor ($/GJ)	Ceiling ($/GJ)

AECO Collar	7,500 GJ/d	Apr-Dec 04		$5.00	$7.10
AECO Fixed Price	35,000 GJ/d	Nov 04 - Mar 05	$7.38
AECO Collar	5,000 GJ/d	Nov 04 - Mar 05		$6.60	$8.35
AECO Collar	10,000 GJ/d	Nov 04 - Mar 05		$6.75	$8.50
AECO Collar	5,000 GJ/d	Nov 04 - Mar 05		$6.75	$10.60
AECO Fixed Price	10,000 GJ/d	Apr - Jun 05	$6.81
AECO Fixed Price	5,000 GJ/d	Apr - Oct 05	$6.95
AECO Collar	5,000 GJ/d	Apr - Oct 05		$6.50	$7.30

About PET

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Sue M. Showers, Communications & Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein